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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 2)*


                           GENERAL MOTORS CORPORATION

                                (NAME OF ISSUER)

CLASS H COMMON STOCK, $0.10 PAR VALUE                              370442 83 2

   (TITLE OF CLASS OF SECURITIES)                                 (CUSIP NUMBER)

                                 MARCH 31, 2003
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                    (Page 1)

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CUSIP No.                            370442 83 2                                     13G                                 Page 2
------------------------------------ --------------------------------------------            ---------------------------------------
----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAMES OF REPORTING PERSONS:                    INVESTMENT FUNDS COMMITTEE OF THE BOARD OF DIRECTORS
                                                                             OF GENERAL MOTORS CORPORATION, AS A NAMED FIDUCIARY
                                                                             OF CERTAIN PENSION FUNDS.

                              I.R.S. IDENTIFICATION NO. OF ABOVE
                              PERSONS (ENTITIES ONLY):                           NOT APPLICABLE
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (A) [_]
                                                                                                                        (B) [_]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               NOT APPLICABLE

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               -- (SEE ITEM 4)
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             330,700,000 (SEE ITEM 4)
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          -- (SEE ITEM 4)
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        330,700,000 (SEE ITEM 4)

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  330,700,000 (SEE ITEM 4)

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                         [_]

----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                              29.9% (SEE ITEM 4)
----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           OO

----------------------------- --------------------------------------------------- --------------------------------------------------



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
ITEM 1

(a)  NAME OF ISSUER:

     General Motors Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     300 Renaissance Center
     Detroit, Michigan  48625-3000

ITEM 2

(a)  NAME OF PERSON FILING:

Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the (i) General Motors Hourly-Rate Employees Pension Plan (the "Hourly Pension Plan"),
(ii) General Motors Retirement Program for Salaried Employees (the "Salaried Pension Plan" and together with the Hourly Pension Plan, the "Plans") and (iii) the Sub-Trust of the General Motors Welfare Benefit Trust established as a voluntary employees' beneficiary association to fund certain collectively bargained hourly retiree health care benefits under the General Motors Health Care Program for Hourly Employees and certain collectively bargained hourly retiree life insurance benefits under the General Motors Life and Disability Benefits Program for Hourly Employees and such benefits under other applicable collectively bargained welfare plans (the "VEBA"). As of March 31, 2003, the members of the Committee were Messrs. Percy N. Barnevik (Chairman), Armando Codina, George M.C. Fisher, Nobuyuki Idei, E. Stanley O'Neal, and John F. Smith, Jr.

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


           Principal Business Office:
           --------------------------

           c/o General Motors Corporation
           767 Fifth Avenue
           New York, New York  10153
           Attention:  Chief Investment Funds Officer

(c)  CITIZENSHIP:

     Not applicable

(d)  TITLE OF CLASS OF SECURITIES:

     Class H Common Stock, $0.10 par value (the "Common Stock")



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
(e)  CUSIP NUMBER: 370442 83 2

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                         (f) [x] An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4       OWNERSHIP.

(a)-(c)

               Subject to the discussion below, as of March 31, 2003, the Committee may be deemed the beneficial owner, on behalf of the Plans and the VEBA, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of a total of 330,700,000 shares of Common Stock (171,800,000 shares on behalf of the Hourly Pension Plan, 97,200,000 shares on behalf of the Salaried Pension Plan and 61,700,000 shares on behalf of the VEBA), representing approximately 29.9% of the shares of Common Stock outstanding (15.5% on behalf of the Hourly Pension Plan, 8.8% on behalf of the Salaried Pension Plan and 5.6% on behalf of the VEBA) (based on an aggregate of 1,107,499,595 shares outstanding calculated by adding the 958,299,595 shares outstanding as of December 31, 2002, as reported in the Issuer's Current Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2003 to the 149,200,000 newly issued shares contributed to the Plans and the VEBA on March 12, 2003), as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof.

               The Committee is a named fiduciary (in accordance with ERISA) of the Plans and the VEBA and in such capacities has and exercises the power to appoint, and terminate the appointment of, investment managers for holdings of securities or other property contributed to the Plans and the VEBA by GM. The Committee, as a named fiduciary for the Plans and the VEBA, has also retained General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to perform certain investment management and administrative functions for the Plans and the VEBA, including to appoint independent investment managers for all other holdings of the Plans and the VEBA. GMIMCo has appointed various independent investment managers for the Plans and the VEBA, some of whom have authority to cause the Plans and the VEBA to acquire publicly traded equity securities, which may include shares of Common Stock.

               Pursuant to appointment by the Committee, at March 31, 2003, United States Trust Company of New York ("U.S. Trust"), as trustee and investment manager, held and had the power to vote and dispose of 171,800,000 shares of Common Stock owned by the Hourly Pension Plan, 97,200,000 shares of Common Stock owned by the Salaried Pension Plan and 61,700,000 shares of Common Stock owned by the VEBA (together, 330,700,000 shares), representing approximately 15.5%, 8.8% and 5.6%, respectively, (together 29.9%) of the outstanding shares of Common Stock.

               Neither the Committee nor GMIMCo has directed U.S. Trust with respect to the voting or the disposition or continued ownership by the Plans or the VEBA of any shares of Common Stock over which they had management. Although the Committee does not exercise voting or dispositive powers with respect to any shares of Common Stock owned by the Plans or the VEBA, it may be deemed to be a beneficial owner, on behalf of the Plans and the VEBA, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock held in trust and managed for the Plans and the VEBA by U.S. Trust because it has the power under certain circumstances to terminate within 60 days the appointment of U.S. Trust as trustee and investment manager for the Plans and the VEBA with respect to such shares. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, a beneficial owner of any of the securities covered by this statement and such beneficial ownership is disclaimed.

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The responses to Items 2 and 4 hereof are incorporated by reference herein.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.




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
ITEM 10      CERTIFICATIONS.

(a)

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 10, 2003



                             By:  /s/ Michael Klehm
                                ------------------------------------------------
                                Name:  Michael Klehm
                                Title: Chief Operating Officer of
                                       General Motors Investment Management
                                       Corporation and Representative
                                       of the Investment Funds Committee of the
                                       Board of Directors of General Motors
                                       Corporation (*)

          (*) Certification of authorization to sign this statement has been filed with the Commission on February 14, 2001, as Exhibit 1 to the Reporting Person's Schedule 13G with respect to the Class H Common Stock of General Motors Corporation, and is hereby incorporated by reference.





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